Exhibit (b)(7)

                              THE JAPAN FUND, INC.


                            Amendment to the By-Laws

         On April 22, 1999, the Board of Directors of The Japan Fund, Inc. adopted the following resolution amending the By-Laws of the Fund.

                  RESOLVED, that, pursuant to the provision of Article VIII of the Fund's By-Laws, the first sentence of Article II, Section 2 of the Fund's By-Laws is hereby amended to read as follows:

                  Section 2. Number - Election - Term. The number of directors shall be ten, but a majority of the entire Board of Directors may increase such number at any time or from time to time to not more than twenty-one, and may elect directors to fill the vacancies created by any such increase in the number of directors; provided that no such vacancy may be so filled after the first annual meeting of stockholders of the Corporation if immediately after filling such vacancy less than two-thirds of the directors then holding office would have been elected by the stockholders at an annual or special meeting.